Filed by Iridium Communications Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Iridium Communications Inc.

Commission File No.: 001-33963

The following communication is a transcript of a video of Matthew J. Desch, Chief Executive Officer of Iridium Communications Inc. (“Iridium”) circulated to employees of Iridium on June 29, 2026 in connection with the proposed acquisition of Iridium by Rocket Lab Corporation:

Matt Desch Teams Talk – Video Transcript

Matt Desch

Hello everyone. Thanks for joining me today and for this very special Teams Talk.

I wanted to bring everyone together to share more about this morning's announcement. As you've probably seen, we announced that Iridium has entered into an agreement to be acquired by Rocket Lab.

I think this is a very exciting moment for our company and really is a testament to what we've all built. And before I get started and talk about how we got here and what this all means, I want to take a moment to thank you all for making us who we are today and to thank you all for what you'll do as we approach this next chapter of our history.

You know, together we have made Iridium the world leader in mission critical satellite communications and into a very successful and profitable and growing company. Why? Because what we do is very important. Our customers count on us for reliable connectivity, whether they're operating in the world's most remote locations, supporting national security missions, keeping aircraft and ships connected, or responding to emergencies. And we continue to deliver.

Thanks to all of you, we are entering this transaction from a period of strength and with a bright future ahead of us. We're soon to become part of something bigger and even more powerful.

So that being said, why are we doing this today? Well, as you have seen, the times have been changing. We are increasingly seeing new competitors, some with very deep pockets entering the space.

They want to offer services that could eventually compete with us, and some companies can make their own satellites and others can even launch their own constellations themselves.

I think it's becoming increasingly clear that the winners of the future are going to be vertically integrated. They'll be able to build and sustain important services, like we offer, more cost effectively because they can build their own satellites and payloads and launch them into space on their own rockets. That's what this combination accomplishes, an end-to-end space company that can build, launch and operate satellites services from space.

That's a powerful combination and I think it's appropriate to think of the future combined entity as a platform to do more interesting things from space as well. And to do them very well.

With that, I want to walk through the transaction details and what it means moving forward. Let me start with the details of the transaction itself.

Rocket Lab will be paying a headline price of $54 a share for Iridium, half in cash and half in their Rocket Lab shares.

This effectively values Iridium at an $8 billion enterprise value. That's a premium of about 24% from our closing price on Friday and 89% above the share price before Globalstar was acquired by Amazon.

This cash and stock split allows Iridium shareholders, including those of you who own shares, to receive immediate cash value for your shares at closing and the opportunity, if you hold on to those new shares, to participate in the long term growth and value creation potential of the combined company, which I think is going to be pretty exciting.

Our board approved the sale this weekend and part of the deal included what is called a collar. That's a feature that protects Iridium shareholders somewhat from big swings in Rocket Lab stock value since the deal won't likely complete until mid-2027 while it goes through all the regulatory approvals and the closing process.

So, it's possible that the $54 share could effectively be higher or lower all depending on where Rocket Lab's price is in relation to today's price.

Now I know a lot of you have Iridium RSUs that are vesting over time. Those are planned to be converted into Rocket Lab RSUs at closing and will continue to vest on their normal schedule.

Of course, it's not really just about the financial benefits of this merger, though we think this is a very good deal in that department. I think a more important point is what the future now holds for us, given how complementary we are with each other.

Like us, Rocket Lab is an industry leader and a trusted, longstanding U.S. government partner. Their talent team has built one of the fastest growing, most innovative and respected companies in our industry with strong capabilities.

I encourage you, if you haven't already, to visit their website and learn more about them if you haven't been following them. They are based in Long Beach, CA and have launch facilities in New Zealand and Wallops Island, Virginia.

They were founded 20 years ago by Sir Peter Beck. Just about the same time that I joined Iridium, so we’ve both been at this and growing and developing our businesses in parallel for about the same period.

He's a great guy. I've been really impressed with everyone I've met at Rocket Lab.

You know, I've found them to have a go-go pragmatic approach to space and really a vision for the future that I can really relate to. And I think you will as well.

I think they're a natural fit for Iridium and partnering with them will enable us to extend our industry leadership and help us expand our solutions to an even broader set of customers. We heard numerous times from them that they have great respect for our company and what we've accomplished. They recognize the strength of our technology, our customer relationships, and they share our commitment to innovation and mission execution.

They love the services, the unique services that we offer from a shared PNT to IoT and Iridium NTN Direct. To national security missions with SDA and the Space force, and our aviation safety business, particularly our pending acquisition of Aireon, and that whole team.

They've told us and have said publicly, as you'll see this morning, that they plan to develop or acquire more space services that collectively we can make successful.

So, you know, in short, this transaction is about accelerating our growth and best positioning our company for the long term. So I think you can see why I'm excited about this next chapter.

But I'm sure you wonder what does this mean for all of us, for you.

I want to first emphasize that today's news is just the start of a process. We're not together yet. This transaction will take time to complete and there are still details that we have to work through.

The transaction is expected to close sometime in 2027, likely around mid-year, subject to getting all the required approvals. Until then, Iridium and Rocket Lab remained separate companies. We will continue to operate as usual. Roles, reporting lines, compensation and benefits programs – they all remain the same.

It is important that we stay focused on advancing our priorities and serving our customers as always.

That said, once the transaction is completed next year, Iridium will become part of Rocket Lab and we will then be able to really think about how we can expand and scale our success in space even more.

So before close, I want to reiterate that nothing is changing today.

We will eventually establish a dedicated integration planning team with representatives from both Rocket Lab and Iridium to thoughtfully prepare for a smooth transition.

While you may have some questions that can't be answered today, please know that we will communicate openly, share information when we have it and continue keeping you informed as we work towards completing this exciting transaction.

So thank you for joining me today and I hope you share my confidence and enthusiasm about our future with Rocket Lab.

Thanks very much. Have a good one.

Additional Information and Where to Find It

This communication is being made in respect of a proposed transaction involving Rocket Lab Corporation (“Rocket Lab”) and Iridium Communications Inc. (“Iridium”). In connection with the proposed transaction, Rocket Lab will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes the proxy statement of Iridium that will also constitute a prospectus of Rocket Lab. When the proxy statement/prospectus is finalized, it will be sent to the stockholders of Iridium seeking their approval of certain transaction-related proposals. This communication is not a substitute for the proxy statement/prospectus or any other documents which Rocket Lab or Iridium may file with the SEC in connection with the proposed transaction.

Rocket Lab may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell any securities, are not soliciting an offer to buy any securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.

ROCKET LAB AND IRIDIUM URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available and filed) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Rocket Lab (when they become available) may be obtained free of charge on Rocket Lab’s website at https://investors.rocketlabcorp.com/financial-information/sec-filings or by contacting Rocket Lab’s Investor Relations Department at investors@rocketlabusa.com. Copies of documents filed with the SEC by Iridium (when they become available) may be obtained free of charge on Iridium’s website at https://investor.iridium.com/sec-filings by contacting Iridium’s Investor Relations Department at investor.relations@iridium.com.

Participants in the Solicitation

Robert H. Niehaus, Louis M. Alterman, Thomas C. Canfield, Matthew J. Desch, Thomas J. Fitzpatrick, L. Anthony Frazier, Suzanne E. McBride, Eric T. Olson, Kay N. Sears, Monique S. Shivanandan and Jacqueline E. Yeaney, all of whom are members of Iridium’s board of directors, and Vincent J. O’Neill, Iridium’s chief financial officer, may be considered participants in Iridium’s solicitation. Information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the transaction. Additional information about such participants is available under the captions “Proposal 1 – Election of Directors,” “Director Compensation” and “Security Ownership of Certain Beneficial Owners and Management” in Iridium’s definitive proxy statement in connection with its 2026 Annual Meeting of Stockholders (the “2026 Proxy Statement”), which was filed with the SEC on April 2, 2026 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001418819/000141881926000022/irdm-20260402.htm), as well as on Iridium’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 12, 2026 (the “2025 10-K”) and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. To the extent that holdings of Iridium’s securities have changed since the amounts printed in the 2026 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001418819). Information regarding Iridium’s transactions with related persons is set forth in the 2026 Proxy Statement under the caption “Transactions with Related Parties,” as well as on the 2025 10-K and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Certain illustrative information regarding the payments that may be owed, and the circumstances in which they may be owed, by Iridium to its named executive officers in a change of control of Iridium is set forth in the 2026 Proxy Statement under the caption “Severance and Change in Control-Related Benefits,” as well as on the 2025 10-K and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Rocket Lab may also be deemed to be a participant in Iridium’s solicitation; information regarding Rocket Lab will be included in the proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the transaction. Copies of these documents may be obtained, free of charge, from the SEC or Iridium as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements are based on Rocket Lab’s and Iridium’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Rocket Lab and Iridium, all of which are subject to change. In this context, forward-looking statements often address expected future events, including future business and financial performance and financial condition. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining stockholder and regulatory approvals and satisfying other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including the receipt by Iridium of an unsolicited proposal from a third party; (iii) failure to realize the anticipated benefits of the proposed transaction on a timely basis or at all, including anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, the integration of the businesses of Rocket Lab and Iridium, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Rocket Lab’s and Iridium’s businesses; (iv) Rocket Lab’s and Iridium’s ability to implement their business strategies; (v) potential litigation relating to the proposed transaction that could be instituted against Rocket Lab, Iridium or their respective directors, managers, or officers, including the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction will harm Rocket Lab’s or Iridium’s businesses, including current plans and operations, or will otherwise divert management time from ongoing business operations on transaction-related issues; (vii) the ability of Rocket Lab or Iridium to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) fluctuations in, and uncertainty as to the long-term value of, Rocket Lab or Iridium common stock (including as relating to the risk that any announcements related to the proposed transaction could have adverse effects on the market price of such stock); (x) legislative, regulatory and economic developments affecting Rocket Lab’s and Iridium’s businesses, including actions by government agencies and third parties; (xi) general economic and market developments and conditions, potential changes to international trade relations, geopolitical conflicts and effects from global pandemics, epidemics, or other public health crises; (xii) the evolving legal, regulatory and tax regimes under which Rocket Lab and Iridium operate; (xiii) restrictions during the pendency of the proposed transaction that may impact Rocket Lab’s or Iridium’s ability to pursue certain business opportunities or strategic transactions; (xiv) unexpected costs, charges or expenses resulting from the proposed transaction; (xv) risks that any debt or other financing anticipated in connection with the proposed transaction is not obtained or that such financing cannot be obtained on the anticipated timing or terms or unexpected costs or expenses in connection therewith; and (xvi) the other risks and uncertainties, as described in the periodic reports that Rocket Lab and Iridium file with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Neither Rocket Lab nor Iridium assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Forward-looking statements included in this communication are made as of the date of this communication.